EXHIBIT 99.1



03/CAT/17
Page 1 of 3
FOR IMMEDIATE RELEASE
09.30 BST, 04.30 EST Friday 11 July 2003
For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Rachel Lankester
John Aston, Chief Financial Officer     Kevin Smith
Rowena Gardner, Director of Corporate
Communications
                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS THE INITIATION OF CLINICAL
DEVELOPMENT OF TRAIL-R2 MAB FOR TREATMENT OF CANCER BY HUMAN GENOME
SCIENCES, INC



Cambridge, UK ... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today acknowledges the announcement by Human Genome Sciences, Inc (NASDAQ: HGSI) that it has received clearance from the UK Medicines and Healthcare products Regulatory Agency allowing it to begin clinical development of an agonistic human monoclonal antibody to TRAIL Receptor-2 (TRAIL-R2 mAb).



HGSI now plans to proceed with a Phase I open-label, dose-escalating study in the UK to evaluate the safety and pharmacology of TRAIL-R2 mAb in patients with advanced tumours. This will be HGSI's first clinical trial to be conducted in Europe.



HGSI also reports that it will present the results of several in vitro and in vivo pre-clinical studies providing evidence that TRAIL-R2 mAb is an attractive candidate for development as a potential treatment for various cancers, at the 94th annual meeting of the American Association for Cancer Research (AACR), being held in Washington, DC, July 11-14, 2003. These data demonstrate that TRAIL-R2 mAb specifically binds to TRAIL Receptor-2, induces apoptosis and has anti-tumour activity in a broad range of tumour types, both as a single agent and in combination with chemotherapy.

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The TRAIL-R2 mAb was made in a collaboration between CAT and HGSI. HGSI exercised an option for an exclusive licence to TRAIL R2 mAb in May 2002 and holds the commercial rights to the drug.


For a complete copy of the HGSI announcement, please contact HGSI:
www.hgsi.com.



Notes to Editors
Cambridge Antibody Technology (CAT):

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.

o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

o HumiraTM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Seven further CAT-derived human therapeutic antibodies are at various stages of clinical trials.

o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.

o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


HGS and Human Genome Sciences are trademarks of Human Genome Sciences, Inc.


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:
This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.